SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of October, 2008

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

 (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A.
Publicly-traded company
CNPJ nº. 60.643.228/0001-21
NIRE 35.300.022.807

NOTICE TO THE MARKET

In accordance with the applicable regulations and instructions of the Brazilian corporate law and the Brazilian Securities and Exchange Commission (CVM), VOTORANTIM CELULOSE E PAPEL S.A. (“VCP”), announces the resign of Mr. Valdir Roque as Chief Financial and Investor Relations Officer of VCP. As of October 10th, 2008 Mr. Valdir Roque will formally become the Chief Financial and Investor Relations Officer at Aracruz Celulose S.A.

Simultaneously, Mr. José Luciano Duarte Penido, VCP Chief Executive Officer, will accumulate the position of Investor Relations Officer and Mr. Osvaldo Ayres, General Controller Manager will act as VCP Chief Financial Officer.

São Paulo, October 09th, 2008.

José Luciano Duarte Penido
Votorantim Celulose e Papel S.A.
Chief Executive and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: October 9, 2008	By:	/s/ Valdir Roque
Valdir Roque
Title Chief Financial Officer